SC 13G

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No....)

KINGSWAY FINL SVCS INC.

....
(Name of Issuer)

COMMON SHARES

....
(Title of Class of Securities)

496904103

....
(CUSIP Number)

December 31, 2007

....
(Date of Event Which Requires Filing of this Statement)

    Check the appropriate box to designate the rule pursuant
    to which this Schedule is filed:

    [ ] Rule 13d-1(b)
    [x] Rule 13d-1(c)
    [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a
reporting person's initial filing on this form with respect to
the subject class of securities, and for any subsequent
amendment containing information which would alter the
disclosures provided in a prior cover page.

The information required in the remainder of this cover page
shall not be deemed to be "filed" for the purpose of Section 18
of the Securities Exchange Act of 1934 ("Act") or otherwise
subject to the liabilities of that section of the Act but shall
be subject to all other provisions of the Act (however, see the
Notes).

CUSIP No. 496904103

(1)Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only)
      LETKO, BROSSEAU & ASS. INC.

(2) Check the appropriate box if a member of a group (see instructions)
(a)
(b)

(3) SEC use only

(4) Citizenship or place of organization   CANADA

Number of shares beneficially owned by each reporting person with:		
(5)Sole voting power	5,005,620
(6)Shared voting power	
(7)Sole dispositive power	5,005,620
(8)Shared dispositive power	

(9)Aggregate amount beneficially owned by each reporting person

        5,005,620

(10)Check if the aggregate amount in Row (9) excludes certain shares (see instructions)

(11)Percent of class represented by amount in Row 9

        9.02%

(12)Type of reporting person (see instructions)

        OO

Item 1.

Item 1(a) Name of issuer: KINGSWAY FINL SVCS INC.

Item 1(b) Address of issuer's principal executive offices:
        5310 Explorer Drive
        Mississauga, ON L4W 5H8
        Canada

Item 2.

2(a) Name of person filing:
        Letko, Brosseau & Ass. Inc.
2(b) Address or principal business office or, if none, residence:
        1800 Mc Gill College Av.
        Suite 2510
        Montreal, QC
        H3A 3J6
        Canada

2(c) Citizenship:

        Canada

2(d) Title of class of securities:

        Common Shares

2(e) CUSIP No.: 496904103

Item 3.

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

   a. [ ] Broker or dealer registered under Section 15 of the
      Act.

   b. [ ] Bank as defined in Section 3(a)(6) of the Act.

   c. [ ] Insurance company as defined in Section 3(a)(19) of the
      Act.

d. [ ] Investment company registered under Section 8 of the Investment Company Act of 1940.

e. [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

f. [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

g. [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

h. [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

i. [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

j. [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

a. Amount beneficially owned: 5,005,620

b. Percent of class: 9.02%

c. Number of shares as to which such person has:

    i.   Sole power to vote or to direct the vote: 5,005,620

   ii.   Shared power to vote or to direct the vote

  iii.   Sole power to dispose or to direct the disposition of: 5,005,620

   iv.   Shared power to dispose or to direct the disposition of

Item 5.

Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

Clients of Letko, Brosseau & Ass. Inc. have the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the Common Stock reported as beneficially owned by Letko, Brosseau & Ass. Inc. No clients of Letko, Brosseau & Ass. Inc. beneficially owns more than five percent of Issuer's Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

By signing below I certify that, to the best of my
knowledge and belief, the securities referred to above were
not acquired and are not held for the purpose of or with
the effect of changing or influencing the control of the
issuer of the securities and were not acquired and are not
held in connection with or as a participant in any
transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and
belief, I certify that the information set forth in this
statement is true, complete and correct.

Dated : February 12, 2008

Signature   DANIEL BROSSEAU

Name/Title: Daniel Brosseau/President